Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Second Quarter Fiscal 2013 Financial Results

TORONTO, ON, February 7, 2013 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the three and six month periods ended December 31, 2012.

Selected Highlights

During fiscal 2013 and up to the date of this press release, the Company announced the following:

•	On November 28, 2012, Transition announced that their licensing partner Elan had enrolled the first patient in a Phase II study of ELND005 for the treatment of agitation/aggression in patients with moderate to severe Alzheimer's disease;

•	On August 30, 2012, Transition announced that their licensing partner Elan had dosed the first patient in a Phase II clinical study of ELND005 in Bipolar Disorder. The study is a placebo-controlled, safety and efficacy study of oral ELND005 as an adjunctive maintenance treatment in patients with Bipolar 1 Disorder to delay the time to occurrence of mood episodes. As the first patient has been dosed in the study, Transition received a milestone payment of US$11 million from Elan.

Financial Liquidity

The Company’s cash and cash equivalents and short term investments were $24,958,522 at December 31, 2012.

The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements well beyond the next 12 months.

Financial Review

For the three month period ended December 31, 2012, the Company recorded a net loss of $2,754,534 ($0.10 loss per common share) compared to net loss of $3,790,421 ($0.15 loss per common share) for the three month period ended December 31, 2011.

For the six month period ended December 31, 2012, the Company recorded a net income of $4,981,512 ($0.19 income per common share) compared to a net loss of $6,661,178 ($0.28 loss per common share) for the six-month period ended December 31, 2011.

Revenue is nil and $10,815,200 in the three and six month periods ended December 31, 2012 respectively, compared to nil in both three and six month period ended December 31, 2011.

In August 2012, Elan dosed the first patient in a Phase 2 clinical study of ELND005 in Bipolar Disorder. In light of the amendments to the Elan agreement, the Company has recognized $10,815,200 (US$11,000,000) as revenue during the first quarter of fiscal 2013 which represents the milestone payment received from Elan upon their commencement of the next ELND005 clinical trial. The payment from Elan was received on October 1, 2012.

Research and development expenses increased $80,635 or 4% from $2,060,622 for the three month period ended December 31, 2011 to $2,141,257 for the three month period ended December 31, 2012. The increase is largely due to an increase in clinical development costs related to TT-401/402, which has been offset by decreases in clinical development costs related to TT-301/302 and salaries and related costs associated with headcount reductions.

For the six month period ended December 31, 2012, research and development expenses decreased $118,543 or 3% to $4,195,803 from $4,314,346 for the same period in fiscal 2012. The decrease is primarily due to decreases in clinical development costs related to TT-301/302 and salaries and related costs associated with headcount reductions. The decrease is largely offset by increased clinical development costs related to TT-401/402.

General and administrative expenses decreased by $683,472 or 45% from $1,532,912 for the three month period ended December 31, 2011 to $849,440 for the three month period ended December 31, 2012. For the six month period ended December 31, 2012, general and administrative expenses decreased $956,616 or 36% to $1,666,342 from $2,622,958 for the same period in fiscal 2012.

The decreases in general and administrative expenses for both the three and six month periods ended December 31, 2012 are due to decreases in legal consulting fees, facility lease costs, and investor relation and business development expenses, as well as decreased salaries and related costs resulting from headcount reductions as the comparative periods included severances relating to terminations.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead product is ELND005 for the treatment of Alzheimer's disease and bipolar disorder. Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Extracts of the Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at

In Canadian Dollars	December 31, 2012	June 30, 2012

Assets
Current assets
Cash and cash equivalents	18,955,854	12,955,081
Short term investments	6,002,668	6,057,264
Trade and other receivables	48,408	43,658
Investment tax credits receivable	370,289	241,951
Prepaid expenses and deposits	458,037	316,286

	25,835,256	19,614,240
Non-current assets
Property and equipment	194,181	215,000
Intangible assets	16,374,143	17,263,790
Total assets	42,403,580	37,093,030

Liabilities
Current liabilities
Trade and other payables	896,145	1,178,915
Current portion of contingent consideration payable	2,321,373	2,321,373
	3,217,518	3,500,288

Non-current liabilities
Contingent consideration payable	1,434,958	1,434,958
Leasehold inducement	28,579	34,295
	4,681,055	4,969,541

Equity attributable to owners of the Company
Share capital	165,334,259	165,334,259
Contributed surplus	13,431,445	13,168,411
Share-based payment reserve	3,331,522	2,977,032
Deficit	(144,374,701)	(149,356,213)
	37,722,525	32,123,489

Total liabilities and equity	42,403,580	37,093,030

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

For the six and three month periods ended December 31, 2012 and 2011

(Unaudited)

In Canadian Dollars	Six month period ended December 31, 2012	Six month period ended December 31, 2011	Three month period ended December 31, 2012	Three month period ended December 31, 2011

Revenues
Licensing fees	10,815,200	-	-	-
Expenses
Research and development	4,195,803	4,314,346	2,141,257	2,060,622
Selling, general and administrative expenses	1,666,342	2,622,958	849,440	1,532,912
Loss on disposal of property and equipment	-	118,623	-	38,709

Operating income (loss)	4,953,055	(7,055,927)	(2,990,697)	(3,632,243)

Interest income	68,489	80,339	34,872	40,412
Interest expense	-	(851)	-	(241)
Foreign exchange gain (loss)	(40,032)	315,261	201,291	(198,349)
Net income (loss) and comprehensive income (loss) for the period	4,981,512	(6,661,178)	(2,754,534)	(3,790,421)
Basic and diluted net income (loss) per common share	0.19	(0.28)	(0.10)	(0.15)

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Nicole Rusaw-George
Chairman & Chief Executive Officer	Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.202
tcruz@transitiontherapeutics.com	nrusaw@transitiontherapeutics.com